CUSIP No. 655107100                    13D                    Page 1 of 39 Pages


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                NOBLE ROMAN'S INC
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    655107100
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                      SUMMITBRIDGE NATIONAL INVESTMENTS LLC
                        C/O FORTRESS INVESTMENT GROUP LLC
                     1251 AVENUE OF THE AMERICAS, 16TH FLOOR
                            NEW YORK, NEW YORK 10020
                               ATTN: KEVIN TREACY
                                 (212) 798-6071
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 17, 2003
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 39 Pages)

--------------------------------------------------------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655107100                    13D                    Page 2 of 39 Pages


--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Summitbridge National Investments LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8% See Item 5
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 3 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                     Drawbridge Special Opportunities Fund LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 4 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Drawbridge Special Opportunities Advisors LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 5 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Fortress Investment Group LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 6 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Highbridge/Zwirn Special Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 7 of 39 Pages



     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                       Highbridge/Zwirn Capital Management LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                    Page 8 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              D.B. Zwirn & Co., LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 00
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                    13D                   Page 9 of 39 Pages


     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                              Daniel B. Zwirn
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    5,242,840 shares of Common Stock
--------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                    28.8%, See Item 5.
--------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                 13D                    Page 10 of 39 Pages


Item 1.     Security and Issuer.

This statement relates to the Common Stock, no par value per share (the "Shares") of Noble Roman's Inc, an Indiana corporation (the "Company"). The Company's principal executive offices are located at One Virginia Avenue, Suite 800, Indianapolis, Indiana 46204.

Item 2.     Identity and Background.

(a)  This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

           (i) Summitbridge National Investments LLC, a Delaware limited liability company ("Summitbridge LLC") with respect to the Shares directly owned by it;

           (ii) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership ("Drawbridge LP"), is the sole member of Summitbridge LLC other than Highbridge/Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership ("Highbridge/Zwirn L.P."), with respect to the Shares directly owned by Summitbridge LLC;

           (iii) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company ("Drawbridge Advisors"), which acts as advisor to Drawbridge LP, with respect to the Shares directly owned by Summitbridge LLC;

           (iv) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), which is the managing member of Drawbridge Advisors, with respect to the Shares directly owned by Summitbridge LLC;

           (v) Highbridge/Zwirn L.P. is the sole member of Summitbridge LLC other than Drawbridge LP, with respect to the Shares directly owned by Summitbridge LLC;

           (vi) Highbridge/Zwirn Capital Management, LLC, a Delaware limited liability company ("HZCM") is the trading manager of Highbridge/Zwirn L.P., with respect to the Shares directly owned by Summitbridge LLC;

           (vii) D.B. Zwirn & Co., LLC, is the managing member of HZCM with respect to the Shares directly owned by Summitbridge LLC; and

           (viii) Daniel B. Zwirn, is an individual and is the managing member of D.B. Zwirn & Co., LLC.

                The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 655107100                 13D                    Page 11 of 39 Pages


(b) The address of the principal office of Summitbridge LLC, Drawbridge LP, Drawbridge Advisors and Fortress is c/o Fortress Investment Group, 1251 Avenue of the Americas, Suite 1600, New York, New York 10020, Attention: Kevin Treacy. The address of the principal office of Highbridge/Zwirn L.P., HZCM, D.B. Zwirn & Co., LLC, and Daniel B. Zwirn is 9 West 57th St., 27th Floor, New York, New York 10019, Attention: Daniel B. Zwirn.

(c) The principal business of each of Summitbridge LLC, Drawbridge LP, Fortress and Highbridge/Zwirn L.P. is that of an investment fund. The principal business of Drawbridge Advisors, HZCM and D.B. Zwirn & Co., LLC is that of an investment manager.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Summitbridge LLC, Drawbridge Advisors, Fortress, HZCM, and D.B. Zwirn & Co., LLC, is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge LP and Highbridge/Zwirn L.P. is a limited partnership formed under the laws of the State of Delaware. Daniel B. Zwirn is a citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

     The Shares owned directly by Summitbridge LLC, and the Shares beneficially owned indirectly by Drawbridge LP, Drawbridge Advisors, Fortress, Highbridge/Zwirn L.P., HZCM, D.B. Zwirn & Co., LLC, and Daniel B. Zwirn, were received by Summitbridge LLC pursuant to that certain Loan Sale Agreement (the "Loan Sale Agreement") dated as of October 16, 2003 by and among Summitbridge LLC and Provident Bank. Pursuant to the Loan Sale Agreement, Summitbridge LLC purchased, for an aggregate purchase price of $6,980,784, $8,000,000 principal amount of loans, 3,214,748 shares of Common Stock of the Company, 4,929,275 Shares of convertible Preferred Stock of the Company which are convertible into 1,643,092 shares of Common Stock, and Warrants to purchase 385,000 shares of Common Stock. The Purchase Price was allocated by Summitbridge LLC as follows:
$6,423,000 was allocated to the loans, $344,376 was allocated to the Common Stock, $176,014.28 was allocated to the Preferred Stock and $37,393 was allocated to the Warrants.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the Shares by the Reporting Persons was for investment and was not made for the purpose of acquiring control of the Company. Although the acquisition of the Shares by the Reporting Persons is for investment purposes, each Reporting Person may pursue discussions with management to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock and Preferred Stock from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through

CUSIP No. 655107100                 13D                    Page 12 of 39 Pages


(j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

            (a) Each of the Reporting Parties may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 5,242,840 Shares representing approximately 28.8% of the Shares outstanding. (The percentage of Shares reported herein is based upon the 16,166,158 shares of Common Stock issued and outstanding by the Issuer, such number being the shares of Common Stock issued and outstanding as of November 7, 2003, as reported on the Issuer's form 10-Q for the period ended September 30, 2003, 1,643,092 shares of Common Stock which may be issued upon the conversion of the Preferred Stock held by Summitbridge LLC, and 385,000 shares of Common Stock which may be issued upon the exercise of the Warrants held by Summitbridge
LLC). Each of Drawbridge LP, Drawbridge Advisors, Fortress, Highbridge/Zwirn L.P., HZCM, D.B. Zwirn & Co., LLC, and Daniel B. Zwirn disclaims any beneficial ownership of the Shares owned by Sumitbridge LLC except to the extent of its pecuniary interests in such Shares.

            (b) Each of the Reporting Parties has sole voting and dispositive power over 0 Shares. The Shares are subject to an Indiana Statute relating to control share acquisitions which provides that shares of voting stock of an issuing public corporation that would otherwise grant the holder thereof in excess of a 20% vote for the election of directors of such corporation will not grant voting power to such holder unless or until uninterested shareholders of such corporation vote to grant voting rights to such holder. No vote of shareholders of the Company has been taken to determine the voting rights of Summitbridge LLC. Therefore, each of the reporting persons has shared voting power over 0 Shares. Each of the Reporting Persons has shared dispositive power over 5,242,840 Shares.

            (c) The trading date, number of Shares acquired and the price per share for all transactions related to Shares by the Reporting Persons for the last sixty days are set forth in Schedule I hereto and are incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

CUSIP No. 655107100                   13D                    Page 13 of 39 Pages


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached as Exhibit 1 and is incorporated herein by reference.

            Pursuant to an assignment agreement, a copy of which is filed herewith as Exhibit 3 (the "Assignment Agreement"), Provident Bank assigned a warrant, a copy of which is filed herewith as Exhibit 2 (the "Warrant") issued by the Company on August 13, 1998, for 385,000 Shares, to Summitbridge LLC. The Warrant provides an expiration date of December 31, 2001, but pursuant to a letter from Provident Bank to the Company dated March 21, 2003, a copy of which is filed herewith as Exhibit 4, (the "Warrant Extension Letter"), the expiration date of the Warrant was extended to December 31, 2005.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1, a written agreement relating to joint filing as required by Rule 13 d-1(k).

            There is filed herewith as Exhibit 2, the Warrant.

            There is filed herewith as Exhibit 3, the Assignment Agreement.

            There is filed herewith as Exhibit 4, the Warrant Extension Letter.

CUSIP No. 655107100                   13D                    Page 14 of 39 Pages


SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2004

                               SUMMITBRIDGE NATIONAL INVESTMENTS LLC

                               By:  /s/ Kevin Treacy
                                    ----------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Secretary

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

                               By: DRAWBRIDGE SPECIAL OPPORTUNITIES
                                   ADVISORS LLC,
                                    its advisor

                               By:  /s/ Kevin Treacy
                                    ----------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS, LLC

                               By:  /s/ Kevin Treacy
                                    ----------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               FORTRESS INVESTMENT GROUP, LLC

                               By:  /s/ Randal A. Nardone
                                    ----------------------------------------
                                    Name:  Randal A. Nardone
                                    Title: Chief Operating Officer

                               HIGHBRIDGE/ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

                               By:  HIGHBRIDGE/ZWIRN CAPITAL MANAGEMENT, LLC,
                                      its Trading Manager

                               By:  D.B. ZWIRN & CO., LLC,
                                      its Managing Member

                               By:  /s/ Daniel B. Zwirn
                                    ----------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

CUSIP No. 655107100                   13D                    Page 15 of 39 Pages


                              HIGHBRIDGE/ZWIRN CAPITAL MANAGEMENT, LLC

                               By:  D.B. ZWIRN & CO., LLC,
                                      its Managing Member

                               By:  /s/ Daniel B. Zwirn
                                    --------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

                              D.B. ZWIRN & CO., LLC

                               By:  /s/ Daniel B. Zwirn
                                    --------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

                              DANIEL B. ZWIRN

                               By:  /s/ Daniel B. Zwirn
                                    ------------------------
                                    DANIEL B. ZWIRN

CUSIP No. 655107100                   13D                    Page 16 of 39 Pages


                                   Schedule I


----------------------------    -------------------------    --------------------------   ----------------------------
Reporting Person                Date of Transaction          Number of Shares Purchased   Price per Share

----------------------------    -------------------------    --------------------------   ----------------------------
Summitbridge LLC                October 17, 2003             3,214,748 shares of
                                                             Common Stock                    $0.11

----------------------------    -------------------------    --------------------------   ----------------------------
Summitbridge LLC                October 17, 2003              4,929,275 shares of
                                                              Preferred Stock [1]            $0.11

----------------------------    -------------------------    --------------------------   ----------------------------
Summitbridge LLC                October 17, 2003              Warrants to purchase
                                                              385,000 shares of Common       $0.10
                                                              Stock
----------------------------    -------------------------    --------------------------   ----------------------------







----------------------
1    4,929,275 Shares of Preferred Stock of the Company, which is convertible into 1,643,092 Shares of Common Stock.

CUSIP No. 655107100                   13D                    Page 17 of 39 Pages


                                   EXHIBIT 1
                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)


Summitbridge National Investments LLC, Drawbridge Special Opportunities Fund, LP, Drawbridge Special Opportunities Advisors, LLC, Fortress Investment Group LLC, Highbridge/Zwirn Special Opportunities Fund L.P., Highbridge/Zwirn Capital Management LLC, D.B. Zwirn & Co., LLC and Daniel B. Zwirn hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock of Noble Roman's Inc. and securities convertible or exercisable into shares of Common Stock of Noble Roman's Inc. is filed jointly on behalf of such persons.

DATED:  February 11, 2004


                               SUMMITBRIDGE NATIONAL INVESTMENTS LLC

                               By:  /s/ Kevin Treacy
                                    -------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Secretary

                               DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

                               By: DRAWBRIDGE SPECIAL OPPORTUNITIES
                                   ADVISORS LLC,
                                    its advisor

                               By:  /s/ Kevin Treacy
                                    -------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS, LLC

                               By:  /s/ Kevin Treacy
                                    -------------------------------------
                                    Name:  Kevin Treacy
                                    Title: Chief Financial Officer

                               FORTRESS INVESTMENT GROUP, LLC

                               By:  /s/ Randal A. Nardone
                                    -------------------------------------
                                    Name:  Randal A. Nardone
                                    Title: Chief Operating Officer

CUSIP No. 655107100                   13D                    Page 18 of 39 Pages


                               HIGHBRIDGE/ZWIRN SPECIAL OPPORTUNITIES FUND,
                               L.P.

                               By:  HIGHBRIDGE/ZWIRN CAPITAL MANAGEMENT, LLC,
                                      its Trading Manager

                               By:  D.B. ZWIRN & CO., LLC,
                                      its Managing Member

                               By:  /s/ Daniel B. Zwirn
                                    -------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

                              HIGHBRIDGE/ZWIRN CAPITAL MANAGEMENT, LLC

                               By:  D.B. ZWIRN & CO., LLC,
                                      its Managing Member

                               By:  /s/ Daniel B. Zwirn
                                    -------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member

                               D.B. ZWIRN & CO., LLC

                               By:  /s/ Daniel B. Zwirn
                                    -------------------------------------
                                    Name:  Daniel B. Zwirn
                                    Title: Managing Member


                                    /s/ Daniel B. Zwirn
                                    -------------------------------------
                                    DANIEL B. ZWIRN

CUSIP No. 655107100                 13D                    Page 19 of 39 Pages



                                    EXHIBIT 2


The Securities represented hereby have been acquired for investment, have not been registered under the Securities Act of 1933 or state securities laws, and may not be sold, exchanged or transferred in any manner, except in compliance with applicable law and Section 4 hereof.



Warrant Certificate No. 3-1998                      Warrants for 385,000 Shares
Original Issue Date:  August 13, 1998             Purchase Price $.01 Per Share







                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                               NOBLE ROMAN'S, INC.

CUSIP No. 655107100                 13D                    Page 20 of 41 Pages


                                TABLE OF CONTENTS

                                                                           Page

1.   The Warrants...........................................................21

2.   Exercise...............................................................21
     2.1   Partial Exercise.................................................22
     2.2   Net Issue Exercise...............................................22

3.   Payment of Taxes.......................................................23

4.   Transfer and Exchange..................................................23
     4.1      Exchanges.....................................................24

5.   Adjustments............................................................24
     5.1   Adjustments for Additional Issue or Sale of Common Stock.........24
     5.2   Reorganization, Consolidation, Merger............................28
     5.3   No Dilution or Impairment........................................28
     5.4   Certificate as to Adjustments....................................29
     5.5   Notices of Record Date...........................................29

6.   Loss or Mutilation.....................................................30

7.   Reservation of Common Stock............................................30

8.   Registration...........................................................30
     8.1   Authorized Transfers.............................................30
     8.2   Demand Registration..............................................30
     8.3   Optional Registration............................................31
     8.4   Other Registrations..............................................32
     8.5   Exchange Listing.................................................32
     8.6   Registration Obligations.........................................32
     8.7   Expenses.........................................................32
     8.8   Indemnity to Holders.............................................32
     8.9   Indemnity to Company.............................................32
     8.10  Termination of Registration Obligations..........................33
     8.11  No Warrant Registration..........................................33
     8.12  Rule 144 Information.............................................33

9.   Information............................................................33

10.  Notices................................................................33

11.  Change, Waiver.........................................................34

12.  Headings...............................................................34

13.  Law Governing..........................................................34

CUSIP No. 655107100                 13D                    Page 21 of 39 Pages


THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1993 OR STATE SECURITIES LAWS, AND MAY NOT BE SOLD, EXCHANGED OR TRANSFERRED IN ANY MANNER IN COMPLIANCE WITH APPLICABLE LAW AND SECTION 4 HEREOF.

Warrant Certificate No. 3-1998                       Warrants for 385,000 Shares
Original Issue Date:  August 13, 1998              Purchase Price $.01 Per Share



                        WARRANT TO PURCHASE COMMON STOCK

                                       OF

                               NOBLE ROMAN'S, INC.


         This  certifies  that THE PROVIDENT  BANK,  or permitted  assigns under
Section 4, is entitled, subject to the terms set forth below, at any time from and after the Original Issue Date set forth above until 5:00 P.M., Eastern time, on the 31st day of December, 2001, to purchase from NOBLE ROMAN'S, INC., (the "Company"), an Indiana corporation, up to 385,000 full paid and non-assessable shares of the Company's Common Stock upon surrender hereof, at the principal office of the Company, with the subscription form annexed hereto duly executed, and simultaneous payment therefor, at the purchase price per share of $.01, as such price may be adjusted pursuant to this warrant (the "Purchase Price"). The number and character of such shares of Common Stock are subject to adjustment as provided below, and the term "Common Stock" shall mean, unless the context otherwise requires, the stock and other securities and property at the time receivable upon the exercise of this Warrant.

THE WARRANTS. The term "Warrants" as used herein shall include all Warrants issued pursuant hereto and also any warrants delivered in substitution or exchange therefor as provided herein. This Warrant does not entitle the holder to any rights as a stockholder of the Company.

EXERCISE. Subject to compliance with the provisions of Section 8 below, this Warrant may be exercised, during the period of exercise specified above, at any time or from time to time, on any business day, for the full number of shares of Common Stock called for hereby, by surrendering it at the principal office of the Company, One Virginia Avenue, Suite 800, Indianapolis, Indiana 46204 with the subscription form fully executed, together with payment in cash or immediately available funds of the sum obtained by multiplying (a) the number of shares of Common Stock called for on the face of this Warrant (without giving effect to any adjustment therein) by (b) the Purchase Price (without giving effect of any adjustment therein).

         All or any part of such payment may be made by the surrender by such holder to the Company, at the aforesaid office of any instrument evidencing indebtedness of the Company, which at the date of issue thereof had a maturity of one year or more. All indebtedness so surrendered shall be credited against such purchase price in an amount equal to the outstanding principal amount thereof plus accrued interest to the date of surrender.

CUSIP No. 655107100                 13D                    Page 22 of 39 Pages


         The exercise price may also be paid by surrendering the right to a number of shares issuable upon exercise of the Warrant that have a fair market value equal to or greater than the required exercise price. The fair market value shall be the last reported sale price of the Common Stock on the prior business day or, in case no such reported sales take place on such day, the average of the last reported bid and asked price of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not so admitted or listed, the average of the closing bid and asked price of the Common Stock as reported by NASDAQ or if not so available as reasonably determined by the Board of Directors of the Company.

         If the Warrant is exercised at a time when the Common Stock issuable upon such exercise has not been registered under the Securities Act of 1933 and applicable state securities laws, the Common Stock issued upon such exercise shall contain a legend to that effect and shall refer to Section 8 of this Agreement.

         A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date. As soon as practicable on or after such date, but in any event within ten (10) business days thereafter, the Company shall issue and deliver to the person or persons entitled to receive the same certificate or certificates for the number of full shares of Common Stock issuable upon such exercise, together with cash, in lieu of any fraction of a share, equal to such fraction of the then current market value of one full share.

PARTIAL EXERCISE. This Warrant may be exercised for less than the full number of shares of Common Stock at any time called for hereby from time to time in the manner set forth in Section 2. Upon any partial exercise, the number of shares receivable upon the exercise of this Warrant as a whole, and the sum payable upon the exercise of this Warrant as a whole, shall be proportionately reduced. Upon such partial exercise, this Warrant shall be surrendered and a new Warrant of the same tenor and for the purchase of the number of such shares not purchased upon such exercise shall be issued by the Company to the registered holder hereof.

NET ISSUE EXERCISE. Notwithstanding any provisions herein to the contrary, if the Market Price (as defined below) for one share of Common Stock is greater than the Purchase Price (on the date of exercise of all or a part of this Warrant), in lieu of exercising this Warrant for cash, the Holder may elect to receive Common Stock equal to the value (as determined below) of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company, together with the form of Election to Exercise attached hereto fully executed, in which event the Company shall issue to the Holder that number of Shares of Common Stock computed using the following formula:

                        X =    Y x (A-B) / A

         Where Y =      the aggregate number of Shares of Common Stock
                        purchasable under this Warrant or, if only a portion of this Warrant is being exercised, the number of

CUSIP No. 655107100                   13D                    Page 23 of 39 Pages


                        Shares of Common Stock for which this Warrant is being exercised (at the date of such calculation)

         A = Market Price of one Share of Common Stock (at the date of such calculation)

         B = Purchase Price (as adjusted to the date of such calculation).

         "MARKET PRICE" shall mean, if the Common Stock is traded on a national securities exchange, the NASDAQ National Market System or the over-the-counter market, the last reported sale price on the business date prior to valuation of the Common Stock on the NASDAQ National Market System or if no sale took place the average of the bid and asked prices on the over-the-counter market on such date. If the Common Stock is not so traded, "Market Price" shall be the value of one share of Common Stock as reasonably determined by the board of directors of the Company; provided, however, that if Holder objects to such determination by the Board of Directors, then such value shall be determined by appraisal by an independent investment banking firm selected by the Company and acceptable to the Holder; provided, further, that if the Holder and the Company cannot agree on such investment banking firm, such appraised value shall be determined by averaging the appraised values calculated by (a) an independent investment banking firm selected by the Company; (b) an independent investment banking firm selected by the Holder; and (c) an independent investment banking firm selected by the investment banking firms selected by the Company and the Holder. Each such appraisal shall be at the Company's expense if the ultimate price per share is determined to be 25% or more greater than the price per share determined by the Board of Directors and in all other cases at the Holder's expense.

PAYMENT OF TAXES. All shares of Common Stock issued upon the exercise of a Warrant shall be validly issued, fully paid and non-assessable and free of claims of pre-emptive rights, and the Company shall pay all issuance taxes and similar governmental charges that may be imposed in respect of the issue or delivery thereof, but in no event shall the Company pay a tax on or measured by the net income or gain attributable to such exercise. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer of a Warrant or any transfer involved in the issue of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company's satisfaction that no tax or other charge is due.

TRANSFER AND EXCHANGE. This Warrant shall be transferable in whole or in part only to "accredited investors" or "qualified institutional buyers" in each case as defined in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, except the holder hereof represents that it is acquiring the Warrants for its own account and for the purpose of investment and not with a view to any distribution or resale thereof within the meaning of the Securities Act of 1933. The holder further agrees that it will not sell, assign or transfer any of the Warrants so acquired in violation of the Securities Act of 1933 or any applicable state securities law and that no such transfer will be made until the Company shall have received from counsel for the holder reasonably satisfactory to the Company an opinion to the effect that the proposed sale or other transfer of the Warrants by the holder may be effected without such violation. The holder acknowledges that, in taking unregistered

CUSIP No. 655107100                 13D                    Page 24 of 39 Pages


Warrants, it must continue to bear the economic risk of its investment for an indefinite period of time because of the fact that such Warrants have not so been registered and further realizes that such Warrants cannot be sold unless they are subsequently registered under the Securities Act of 1933 and applicable state securities laws or an exception from such registration requirements is available. The holder also acknowledges that the Company is not obligated to and does not intend to register the Warrants and that appropriate legends reflecting the status of the Warrants under securities laws may be placed on the face of the Warrant certificates both at the time of their original issue and any transfer and delivery to the holder hereof. The transfer of shares issuable upon exercise of this Warrant is governed by Section 8 hereof.

EXCHANGES. This Warrant is exchangeable at the principal office of the Company for Warrants for the same aggregate number of shares of Common Stock, each new Warrant to represent the right to purchase such number of shares as the holder shall designate at the time of such exchange.

ADJUSTMENTS.

ADJUSTMENTS FOR ADDITIONAL ISSUE OR SALE OF COMMON STOCK. In case at any time or from time to time on or after the Original Issue Date, the Company shall issue or sell shares of its Common Stock (other than those excepted by Section 5.1.7) for a consideration per share less than the Market Price, then and in each such case the holder of this Warrant, upon the exercise hereof as provided in Section 2, shall be entitled to receive, in lieu of the shares of Common Stock theretofore receivable upon the exercise of this Warrant, a number of shares of Common Stock determined by (a) dividing the Purchase Price by an Adjusted Purchase Price to be computed as provided below in this Section 5.1, and (b) multiplying the resulting quotient by the number of shares of Common Stock called for on the face of this Warrant. Such Adjusted Purchase Price shall be computed (to the nearest cent, a half cent or more being considered a full cent) by dividing:

the sum of (x) the result obtained by multiplying the number of shares of Common Stock of the Company outstanding immediately prior to such issue or sale by the Purchase Price (or, if an Adjusted Purchase Price shall be in effect by reason of a previous adjustment under this Section 5.1, by such Adjusted Purchase Price), and (y) the consideration, if any, received by the Company upon such issue or sale; by the number of shares of Common Stock of the Company outstanding immediately after such issue or sale.

No adjustment of the Purchase Price, or Adjusted Purchase Price if in effect, however, shall be made in an amount less than $.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments as so carried forward shall amount to $.01 per share or more. For the purpose of this Section 5.1, the following Sections 5.1.1 to 5.1.7 shall be applicable;

(1) DIVIDENDS IN COMMON STOCK OR CONVERTIBLE SECURITIES. In case at any time on or after the Original Issue Date, the Company shall declare any dividend or order any other distribution, upon any stock of the Company of any class payable

CUSIP No. 655107100                   13D                    Page 25 of 39 Pages


in Common Stock, or in any stock or other securities directly or indirectly convertible into or exchangeable for Common Stock (any such stock or other securities being hereinafter called "Convertible Securities"), such declaration or distribution shall be deemed to be an issue and sale (as of the record date), without consideration, of such Common Stock or the Common Stock covered by such Convertible Securities, as the case may be.

DIVIDENDS IN OTHER STOCK, SECURITIES OR PROPERTY. In case at any time on or after the Original Issue Date, the Company shall declare any dividend or order any other distribution, upon any class of stock of the Company payable in stock of the Company of a different class (other than Common Stock or Convertible Securities covered by Section 5.1.1(a)), other securities of the Company or other property of the Company (other than cash), such declaration or distribution shall be deemed an issue and sale, without consideration, of shares of Common Stock in an amount determined as follows:

the value of such distributed stock, securities, or property shall be determined in good faith by the Board of Directors of the Company as of the record date of the dividend or distribution;

the value of a share of the Common Stock shall be determined in good faith by the Board of Directors of the Company as of the record date of the aforesaid dividend or distribution;

the amount determined under clause (i) shall be divided by the amount determined under clause (ii) and the quotient to the next higher full number shall be deemed the number of shares of Common Stock of the Company issued, without consideration, by reason of said dividend or distribution.

          Provided, however, that in the event of a distribution to shareholders of stock of a subsidiary or securities convertible into or exercisable for such stock, the holder of this Warrant, upon the exercise hereof as provided in Section 2, at any time after such distribution, shall be entitled to receive the stock or other securities to which such holder would have been entitled if such holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in
     Section 5.1, and no Common Stock shall have been deemed to have been issued.

DIVIDENDS IN CASH OUT OF CAPITAL OR SURPLUS. In case at any time on or after the Original Issue Date, the Company shall declare any dividend or order any other distribution upon any stock of the Company, in cash paid or payable out of stated capital or paid-in surplus or surplus created as a result of a re-evaluation of property (determined in each case on a consolidated basis) then to the extent that the amount so paid or payable shall exceed the earned surplus on a consolidated basis, such excess shall be deemed an issue and sale (as of the record date), without consideration, of shares of Common Stock in an amount determined as follows:

the value of a share of Common Stock, as of the record date, shall be determined in good faith by the Board of Directors of the Company;

CUSIP No. 655107100                   13D                    Page 26 of 39 Pages


amount of said excess shall be divided by the value determined under clause (i) and the quotient so determined to the next higher whole number shall be deemed the number of shares of Common Stock issued and sold without consideration.

RECLASSIFICATION. In case at any time on or after the Original Issue Date, the Company shall order any distribution of any stock of the Company (including Common Stock) or other securities of the Company (including Convertible
Securities) or property (including cash) by way of stock split, spin-off, split-up, reclassification, reverse stock split, combination of shares or similar corporate rearrangement, such distribution shall be deemed an issue and sale, without consideration, of shares of Common Stock as follows:

in the case of a distribution in shares of the Common Stock in the amount of said distribution;

in the case of a distribution of Convertible Securities as provided in Section 5.1.2;

in the case of a distribution of other stock, securities or property (including cash) as provided in Section 5.1.1(b) (for this purpose treating cash as other property).

ISSUANCE OR SALE OF CONVERTIBLE SECURITIES. In case at any time on or after the Original Issue Date, the Company shall issue or sell any Convertible Securities, there shall be determined the price per share for which Common Stock is issuable upon the conversion or exchange thereof, such determination to be made by dividing (a) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (b) the maximum number of shares of Common Stock of the Company issuable upon conversion or exchange of all of such Convertible Securities; and such issue or sale shall be deemed to be an issue or sale for cash (as of the date of issue or sale of such Convertible Securities) of such maximum number of shares of Common Stock at the price per share so determined.

          If such Convertible Securities shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration, if any, payable to the Company, or in the rate of exchange, upon the conversion or exchange thereof, the Adjusted Purchase Price shall, forthwith upon any such increase becoming effective, be readjusted (but to no greater extent than originally adjusted) to reflect the same.

          If any rights of conversion or exchange evidenced by such Convertible Securities shall expire without having been exercised, the Adjusted Purchase Price shall forthwith be readjusted to be the Adjusted Purchase Price which would have been in effect had an adjustment been made on the basis that the only shares of Common Stock actually issued or sold were those issued upon the conversion or exchange of such Convertible Securities, and that they were issued or sold for the consideration

CUSIP No. 655107100                 13D                    Page 27 of 39 Pages


     actually received by the Company upon such conversion or exchange, plus the consideration, if any, actually received by the Company for the issue or sale of each of the Convertible Securities as were actually converted or exchanged.

GRANT OF RIGHTS, WARRANTS OR OPTIONS FOR COMMON STOCK. In case at any time on or after the Original Issue Date, the Company shall grant any rights, warrants or options to subscribe for, purchase or otherwise acquire Common Stock (other than those excepted by Section 5.1.7), there shall be determined the minimum price per share for which Common Stock is issuable upon the exercise of such rights, warrant or options, such determination to be made by dividing (a) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights, warrants or options, plus the minimum aggregate amount of' additional consideration payable to the Company upon the exercise of such rights, warrants or options, by (b) the maximum number of shares of Common Stock of the Company issuable upon the exercise of such rights, warrants or options; and such grant shall be deemed to be an issue or sale for cash (as of the date of the granting of such rights, warrants or options) of such maximum number of shares of Common Stock at the price per share so determined.

          If such rights, warrants or options shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration payable to the Company upon the exercise thereof, the Adjusted Purchase Price shall, forthwith upon any such increase becoming effective, be readjusted (but to no greater extent than originally adjusted) to reflect the same.

          If any such rights, warrants or options shall expire without having been exercised, the Adjusted Purchase Price shall forthwith be readjusted to the Adjusted Purchase Price which would have been in effect had an adjustment been made on the basis that the only shares of Common Stock so issued or sold were those actually issued or sold upon the exercise of such rights, warrants or options and that they were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights, warrants or options.

DETERMINATION OF CONSIDERATION. Upon any issuance or sale for a consideration other than cash, or a consideration part of which is other than cash, of any shares of Common Stock or Convertible Securities or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock or Convertible Securities, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company. In case any Common Stock or Convertible Securities or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock or Convertible Securities shall be issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, the consideration for the issue or sale of such Common Stock or Convertible Securities or such rights or options shall be deemed to be the portion of such consideration allocated thereto in good faith by the Board of Directors of the Company.

SHARES CONSIDERED OUTSTANDING. The number of shares of Common Stock outstanding at any given time shall include shares issuable in respect to scrip certificates

CUSIP No. 655107100                 13D                    Page 28 of 39 Pages


issued in lieu of fractions of shares of Common Stock, but shall exclude shares held in the treasury of the Company or by subsidiaries of the Company.

DURATION OF ADJUSTMENT PURCHASE PRICE. Following each computation or readjustment of an Adjusted Purchase Price as provided in this Section 5.1, the new Adjusted Purchase Price shall remain in effect until a further computation or readjustment thereof is required by this Section 5.1.

EXCEPTED ISSUES AND SALES. No adjustments pursuant to this Section 5.1 shall be made in respect of (a) the issuance of shares of Common Stock upon exercise of Warrants issued pursuant to the Agreement; (b) the issuance of options or shares of Common Stock upon the exercise of options granted pursuant to any stock option plan for employees or directors of the Company and exercisable at prices not less than the Market Price at the time of grant; (c) the exercise of warrants or the conversion of Convertible Securities to the extent that such warrants or Convertible Securities were outstanding on November 30, 1995 (including that Warrant issued to Oppenheimer & Co.) and exercisable at prices not less than the Market Price at the time of grant or issuance of such warrant or Convertible Securities; and (d) the issuance of up to 175,000 shares of Common Stock upon conversion of indebtedness of the Company. The number of shares of Common Stock referred to in this subparagraph shall be proportionately adjusted to reflect any reclassification, subdivision or combination of Common Stock or any distribution or dividends on the Common Stock, payable in Common Stock.

REORGANIZATION, CONSOLIDATION, MERGER. In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Warrant) after the Original Issue Date, or in case, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all of its assets to another corporation, then and in each such case the holder of this Warrant, upon the exercise hereof as provided in Section 2, at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Warrant immediately prior thereto, all subject to further adjustment as provided in Section 5. In each such case the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

NO DILUTION OR IMPAIRMENT. The Company will not, by amendment of its certificate of incorporation or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holders of the Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares upon the exercise of all Warrants at the time

CUSIP No. 655107100                   13D                    Page 29 of 39 Pages


outstanding, and (b) will take no action to amend its certificate of incorporation or by-laws which would change to the detriment of the holders of Common Stock (whether or not any Common Stock be at the time outstanding) the dividend or voting rights of the Company's Common Stock; provided that nothing herein contained shall prohibit the issuance and sale of Preferred Stock of the Company at fair market value. In this regard, the Company shall be deemed to have undertaken a fiduciary duty with respect to the holders of the Warrants.

CERTIFICATE AS TO ADJUSTMENTS. In each case of an adjustment in the shares of Common Stock or other stock, securities or property receivable on the exercise of the Warrants, the Company shall compute such adjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of: (a) the consideration received or to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been sold; (b) the number of shares of Common Stock outstanding or deemed to be outstanding; and (c) the Adjusted Purchase Price, certified to by the President of the Company; provided, however, that if the Holder reasonably objects to such determination, the Company shall cause a firm of independent certified public accountants of recognized standing selected by the Company (who may be the accountants then auditing the books of the Company) to compute such adjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. All fees and expenses of such independent certified public accountants shall be paid (i) by the Holder if the computation is the same as or less than that made by the Company or (ii) by the Company if the computation is greater than that made by the Company. The Company will forthwith mail a copy of the certificate to each holder of a Warrant at the time outstanding.

NOTICES OF RECORD DATE.  In case:

the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of the Warrants) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any securities, or to receive any other right, or of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, except for mergers into the Company of subsidiaries whose assets are less than 10% of the total assets of the Company and its consolidated subsidiaries, or any conveyance of all or substantially all of the assets of the Company to another corporation, or of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed, to each holder of a Warrant at the time outstanding a notice specifying, as the case may be, the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, to be fixed as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of the Warrants) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities

CUSIP No. 655107100                   13D                    Page 30 of 39 Pages


or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the date therein specified. The rights to notice provided in this Section are in addition to the rights provided elsewhere herein but the failure to give such notice shall not invalidate any such corporate action.

LOSS OR MUTILATION. Upon receipt by the Company of evidence satisfactory to it in the exercise of reasonable discretion, of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of loss, theft or destruction, of indemnity satisfactory to it in the exercise of reasonable discretion, and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof a new Warrant of like tenor except that no such indemnity shall be required from The Provident Bank or any of its affiliates.

RESERVATION OF COMMON STOCK. The Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants.

REGISTRATION. The holder of this Warrant, by acceptance hereof, agrees prior to any transfer of Warrants or Common Stock issued or issuable upon exercise hereof to give written notice to the Company expressing such holder's intention to effect such transfer and describing briefly the manner of the proposed transfer of such Warrants or Common Stock. Promptly upon receiving such notice, the Company shall present copies thereof to its counsel and the provisions of the following subdivision shall apply:

AUTHORIZED TRANSFERS. If in the opinion of such counsel, concurred in by counsel for the holders of such Warrants or Common Stock, the proposed transfer of the Warrants or Common Stock issued or issuable upon the exercise hereof may be effected without registration under the Securities Act of 1933 or pursuant to any applicable state securities laws, the Company, as promptly as practicable, shall notify the holder of such Warrants or Common Stock hereof of such opinion, whereupon such holder shall be entitled, but only in accordance with the terms of the notice delivered by such holder to the Company, to transfer such Warrants or Common Stock.

DEMAND REGISTRATION. If, in the opinion of such counsel or in the opinion of the holders of Warrants or Common Stock desiring such transfer, such proposed transfer may not be effected without such registration of the Common Stock issued or issuable upon the exercise hereof, and if after written notice of such opinion to said holder, or if at any time, with or without the presence of such opinions or notice, the holders of the Common Stock issued or issuable upon the exercise of all Warrants issued pursuant to the Agreement equal in the aggregate to not less than 33% of the original number of shares of Common Stock issuable upon exercise of the Warrants shall, at any time, request that a registration statement be filed under the Securities Act of 1933 (the "Act") and any applicable state securities laws, with respect to the Common Stock issued or issuable upon the exercise or proposed exercise hereof, the Company shall promptly give written notice to all then holders of Warrants and holders of Common Stock acquired by such holders upon exercise of Warrants at the

CUSIP No. 655107100                   13D                    Page 33 of 39 Pages


respective addresses thereof shown on the books of the Company, of a proposed registration under the Act and applicable state securities laws of Common Stock issued or issuable upon the exercise hereof, and the Company shall, as expeditiously as practicable, use its best efforts to effect such registration of:

          (x) Common Stock issued or issuable upon the exercise or proposed exercise hereof, all as required to comply with such opinion or request, and

          (y) all Common Stock issued or issuable upon the exercise of Warrants, the holders of which shall have made written requests to the Company for the registration thereof within 10 days after the giving of such written notice by the Company, all to the extent requisite to permit the sale of all Common Stock referred to in the foregoing clauses (x) and (y).

     The Company shall not have the right to include in any registration pursuant to Section 8.2, any securities to be distributed by the Company for its own account or any securities to be offered by any other security holder of the Company, except pursuant to binding obligations to include such other securities in such registration statement entered into prior to or on the Original Issue Date of these Warrants. Furthermore, the Company shall not be required to register any shares under this Section unless the holders have requested the registration of at least 133,333 shares; and may defer the registration of such Common Stock for up to 90 days if the Board of Directors decides in good faith that registration would interfere with other Company activity.

OPTIONAL REGISTRATION. If the Company, otherwise than pursuant to Section 8.2, at any time proposes to file a registration statement under the Act respecting any equity security of the Company on a form appropriate for registration of a sale of Common Stock, it will at such time give written notice to all registered holders of Warrants and holders of Common Stock acquired by such holders upon exercise of Warrants of its intention to do so and, upon the written request of any such registered holder given within 10 days after receipt of any such notice (which request shall specify the Common Stock intended to be sold or disposed of by such registered holder and describe the nature of any proposed sale or other disposition thereof), the Company will cause all such shares specified in such request to be so registered provided that if Registration involves an offering by or through underwriters, the Company shall not be required to include Shares owned by holder therein if and to the extent the underwriter managing the offering reasonably believes in good faith and advises the Company that such inclusion would materially adversely affect such offering; provided that (a) if other selling shareholders who are employees or officers of the Company have requested registration of securities in the proposed offering, the Company will reduce or eliminate such other selling shareholders' securities before any reduction or elimination of Holder's shares; (b) any such reduction or elimination (after taking into account the effect of clause (a)) shall be PRO RATA to all other holders of the securities of the Company exercising "piggyback registration rights" similar to those set forth herein in proportion to the respective number of shares they have requested to be registered unless prior

CUSIP No. 655107100                   13D                    Page 32 of 39 Pages


agreements of the Company give priority to other persons holding registration rights, and (c) in such event, such Holders shall delay any offering by them of all such Shares owned by them for such period, not to exceed 120 days, as the managing underwriter shall request.

OTHER REGISTRATIONS. If the Common Stock issued or issuable pursuant hereto require registration or qualification with or approval of any United States or state governmental official or authority in addition to registration under the Act before the Common Stock may be sold, the Company will take all requisite action in connection with such registration and will cause any such shares to be duly registered or approved as may be required; provided, however, that it shall not be required to give a general consent to service of process or to qualify as a foreign corporation or subject itself to taxation as doing business in any such state.

EXCHANGE LISTING. If, at the time of any registration pursuant to this Section 8, Common Stock issued or issuable upon exercise of the Warrants meets the criteria for listing on any exchange on which Common Stock of the Company is then listed, the Company shall apply for and use its best efforts to obtain a listing of such Common Stock on such exchange.

REGISTRATION OBLIGATIONS. The Company will deliver to the holders of such Common Stock after effectiveness of any registration under Section 8, such reasonable number of copies of a definitive prospectus included in such registration statement and of any revised or supplemental prospectus filed as such holders may from time-to-time reasonably request. The Company shall file post-effective amendments or supplements to such registration statement for a period not to exceed 90 days in order that the registration statement may be effective at all times during such 90 day period and at all times comply with the various applicable Federal and State securities laws (after which period the Company may withdraw such Common Stock from registration), and deliver copies of the prospectus contained therein as hereinabove provided.

EXPENSES. In the case of any registrations pursuant to Section 8, the Company shall pay all of the expenses in connection therewith, including without limitation costs of complying with Federal and State securities laws and regulations, attorneys' fees of the Company, accounting fees, printing expenses and filing fees, except transfer taxes, underwriting commissions and discounts and other expenses of the holders; PROVIDED, HOWEVER, that in any registration pursuant to Section 8.3, such holders participating in the registration shall pay the Company for the incremental portion of the Federal and State registration and filing fees attributable to their shares.

INDEMNITY TO HOLDERS. The Company will indemnify each such holder of Common Stock being sold by any such holder (and any person who controls such holders or underwriter within the meaning of Section 15 of the Act) against all claims, losses, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact contained in a Prospectus or in any related registration statement, notification or the like or from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been based upon information furnished in writing to the Company by such holder expressly for use therein and used in accordance with such writing.

INDEMNITY TO COMPANY. Each holder of a Warrant, and each holder of shares of Common Stock acquired by such holder upon the exercise of a Warrant, by acceptance thereof, agrees to furnish to the Company such information concerning

CUSIP No. 655107100                   13D                    Page 33 of 39 Pages


such holder as may be requested by the Company which is necessary in connection with any registration or qualification of shares of Common Stock issued or issuable upon exercise of Warrants proposed to be made by the Company pursuant to this Section 8, and to indemnify the Company, and any officer signing the registration statement and any director and person who controls the Company within the meaning of Section 15 of the Act, against all claims, losses, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission of a material fact contained in or omitted from information furnished in writing to the Company by such holder expressly for use therein and used in accordance with such writing.

TERMINATION OF  REGISTRATION  OBLIGATIONS.  Subject to the provisions of Section
8.6 hereof, the Company's obligations under Section 8.2 hereof shall be satisfied upon the completion of three registrations requested, except that its obligations under Section 8.2 hereof and its other obligations hereunder shall terminate upon the expiration of two years after exercise of this Warrant;
provided, however, that if the Company shall receive a "no-action" letter from the staff of the Securities and Exchange Commission or shall receive an opinion of its counsel, which shall be concurred in by counsel for the holders of Common Stock, to the effect that the Common Stock owned by a particular holder or a proposed disposition by such person is not required to be registered under the Act or applicable state securities laws, the provisions of this Section 8 shall be terminated with respect to such particular Common Stock. Provided further, that if such no-action letter or such opinion related to a particular disposition of Common Stock, the provisions of this Section 8 based on the Act and applicable state securities laws, shall be applicable to such Common Stock and any holder thereof until final consummation of such disposition and if such no-action letter or opinion is terminated expressly or impliedly or subject to any condition, the Company will comply promptly with any such condition as is applicable to it and within its control, and the provisions of this Section 8 will be applicable to such Common Stock and to any holder thereof if the terms of such no-action letter or opinion terminate or the conditions thereof are not met.

NO WARRANT REGISTRATION. The Warrants and the Common Stock are restricted securities as that term is defined under Rule 144 issued pursuant to the Act, as amended, and no transfer thereof shall be made in violation of the Act, as amended. The Company shall have no duty or obligation to register the Warrants at any time.

RULE 144 INFORMATION. The Company shall continue to maintain the registration of its common stock or any other stock issuable upon exercise of this Warrant under the Securities Exchange Act of 1934, as amended, for as long as the Warrants remain outstanding.

INFORMATION. The Company shall furnish each holder of Warrants with copies of all reports, proxy statements, and similar materials that it furnishes to holders of its Common Stock.

CUSIP No. 655107100                   13D                    Page 34 of 39 Pages


NOTICES. All notices and other communications from the Company to the holder of this Warrant shall be mailed by first-class registered or certified mail, postage prepaid, to the address furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address to the Company in writing.

CHANGE, WAIVER. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the party against which enforcement by the change, waiver, discharge or termination is sought.

HEADINGS. The headings in this Warrant are for the purposes of convenience of references only and shall not be deemed to constitute a part hereof.

LAW GOVERNING. This Warrant shall be construed and enforced in accordance with and governed by the laws of the State of Indiana.

February 8, 2000                        NOBLE ROMAN'S, INC.


                                        By: /s/ Paul Mobley
                                            ------------------------
                                            PAUL MOBLEY

CUSIP No. 655107100                   13D                    Page 35 of 39 Pages


                              WARRANT EXERCISE FORM
                 (To Be Executed Only Upon Exercise of Warrant)


                  The undersigned registered owner of this Warrant irrevocably exercises this Warrant for and purchase the number of shares of Common Stock of _________________, purchasable with this Warrant, and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant.

Date:  ____________________

                                            ----------------------------------
                                            (Signature of Registered Owner)


                                            ----------------------------------
                                            (Street Address)


                                            ----------------------------------
                                            City         (State)         (Zip)

CUSIP No. 655107100                   13D                    Page 36 of 39 Pages




                           WARRANT FORM OF ASSIGNMENT

     FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under and within Warrant, with respect to the number of shares of Common Stock set forth below:

     Name of Assignee               Address                 No. of Shares
     ----------------               -------                 -------------




and does hereby irrevocably constitute and appoint ________ attorney to make such transfer on the books of _________ maintained for the purpose, with full power of substitution in the premises.

Date:                                         Signature
      -------------------------                         --------------------

                                              Witness
                                                        --------------------


     The securities represented hereby have been acquired for investment, have not been registered under the act, and may not be sold, exchanged or transferred in any manner, except in compliance with Section 4 hereof.

CUSIP No. 655107100                   13D                    Page 37 of 39 Pages


                                    EXHIBIT 3

                                   ASSIGNMENT

     FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the Assignee named below till all of the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock set forth below:

      Name of Assignee                 Address                    No. of Shares
      ----------------                 -------                    -------------

SummitBridge National      Wells Fargo Center                     385,000
Investments LLC            1700 Lincoln Street - Suite 2540
                           Denver, CO  80203

and does hereby irrevocably constitute and appoint ____________ Attorney to make such transfer on the books of Noble Roman's, Inc. maintained for the purpose, with full power of substitution in the premises.

DATED:

                                          THE PROVIDENT BANK


                                          By:  /s/ S. P. Wood
                                               ------------------------------
                                               Name:  Stephen P. Wood
                                               Title: Senior Vice President


                                               /s/ Michelle L. Brady
                                               ------------------------------
                                              (Witness)

CUSIP No. 655107100                   13D                    Page 38 of 39 Pages


                                    EXHIBIT 4

PROVIDENT               One East Fourth Street, 201A   Cincinnati, Ohio 45202
BANK                    Phone:  (513) 579-2002  Fax:  (513) 347-7185

                                                                 John S. Catlin
                                                       EXECUTIVE VICE PRESIDENT


March 21, 2003

Mr. Paul Mobley
Noble Roman's, Inc.
One Virginia Avenue, Suite 800
Indianapolis, Indiana  46204



Dear Paul:

This is to confirm that Provident Bank has agreed to extend the maturity of its Tranch Y Note dated April 30, 1999 in the amount of $8,000,000 from April 15, 2003 to December 31, 2004. The extended note will call for the following amortization of principal:

          Monthly principal payments of $50,000 beginning July 1, 2003 through December 2003.

          Monthly principal payments of $100,000 beginning January 1, 2004 through June 2004.

          Monthly principal payments of $150,000 beginning July 1, 2004 through December 2004.

          The remaining balance of any unpaid principal will be due on December 31, 2004.

In conjunction with the note extension, Noble Roman's has agreed to extend the exercise date of Provident's Warrant to Purchase 385,000 shares of Noble Roman's stock until December 31, 2005.

The extension is contingent upon an agreement between Noble Roman's and Provident regarding a cash flow recapture provision. That provision will require additional principal payments based on "excess cash flow" to be made quarterly by Noble Roman's beginning in October 2003 based on the results of the previous calendar quarter. The "excess cash flow" percentage and definition will be included in a loan agreement.

CUSIP No. 655107100                   13D                    Page 39 of 39 Pages


Page 2

The extension is also contingent upon an agreement between Noble Roman's and Provident to amend the conversion price at which Provident may, at its option, convert its preferred stock to common stock of Noble Roman's. The amendment will reflect a conversion rate that compensates the bank for the additional time that they are holding the no yield preferred stock.

If you should have any questions, please feel free to give me a call.

Sincerely,

/s/ John Catlin
-------------------------
John Catlin
Executive Vice President